Exhibit 99.1

Copa Holdings Reports Financial Results for the Second Quarter of 2022

Adjusted Net Profit for the second quarter came in at US$13.2 million, or Adjusted EPS of US$0.32

Panama City, Panama --- August 3, 2022.  Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the second quarter of 2022 (2Q22). The terms “Copa Holdings” and the “Company” refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the second quarter of 2019 (2Q19) (which the Company believes are more relevant than year-over-year comparisons due to the significant impacts in 2020 and 2021 of the COVID-19 pandemic).

OPERATING AND FINANCIAL HIGHLIGHTS

▪

Copa Holdings’ adjusted net profit, excluding special items, for 2Q22 came in at US$13.2 million or US$0.32 per share, as compared to an adjusted net profit of US$50.9 million or earnings per share of US$1.20 in 2Q19.

▪	Copa Holdings reported an operating profit of US$42.3 million for the quarter and a 6.1% operating margin, compared to an operating profit of US$82.6 million and an operating margin of 12.8% in 2Q19.
▪

Total revenues for 2Q22 came in at US$693.4 million, a 7.5% increase compared to 2Q19 revenues. Passenger revenue for 2Q22 was 5.9% higher than 2Q19, while cargo revenue was 62.4% higher than 2Q19. Yields increased 10.1% to 13.0 cents while load factors decreased 0.4 percentage points to 84.8%, compared to 2Q19, resulting in Revenue per Available Seat Mile (RASM) of 11.6 cents, or 11.3% higher than 2Q19.

▪

Operating cost per available seat mile (CASM) increased 19.9% from 9.1 cents in 2Q19 to 10.9 cents in 2Q22, driven by higher fuel prices. CASM excluding fuel (Ex-fuel CASM) decreased 4.6% in the quarter compared to 2Q19 to 6.0 cents.

▪	Capacity for 2Q22, measured in terms of available seat miles (ASMs), was 96.6% of the capacity flown in 2Q19.
▪

Including special items of US$110.9 million, comprised of an unrealized mark-to-market gain related to the Company’s convertible notes and an unrealized mark-to-market loss related to changes in the value of financial investments, the Company reported a net profit of US$124.1 million for the quarter or US$3.01 per share.

▪	The Company ended the quarter with approximately US$1.1 billion in cash, short-term and long-term investments, which represents 47% of the last twelve months’ revenues.
▪	The Company closed the quarter with total debt, including lease liabilities, of US$1.6 billion.
▪	During the quarter, the Company took delivery of one Boeing 737 MAX 9 aircraft.
▪

Including three Boeing 737-700 aircraft in temporary storage and one Boeing 737-800 freighter, Copa Holdings ended the quarter with a consolidated fleet of 94 aircraft – 68 Boeing 737-800s, 17 Boeing 737 MAX 9s, and 9 Boeing 737-700s.

▪	Copa Airlines had an on-time performance for the quarter of 85.9% and a flight completion factor of 99.8%.

Consolidated Financial & Operating Highlights	2Q22	2Q19 (3)	Variance vs. 2Q19	1Q22	Variance vs. 1Q22	YTD22	YTD19	Variance vs. YTD19
Revenue Passengers Carried (000s)	2,481	2,550	-2.7%	2,285	8.6%	4,765	5,138	-7.3%
Revenue Passengers OnBoard (000s)	3,796	3,810	-0.4%	3,476	9.2%	7,272	7,640	-4.8%
RPMs (millions)	5,047	5,249	-3.8%	4,585	10.1%	9,632	10,594	-9.1%
ASMs (millions)	5,955	6,166	-3.4%	5,623	5.9%	11,578	12,581	-8.0%
Load Factor	84.8%	85.1%	-0.4 p.p.	81.5%	3.2 p.p.	83.2%	84.2%	-1.0 p.p.
Yield (US$ Cents)	13.0	11.8	10.1%	11.8	10.3%	12.4	12.0	3.8%
PRASM (US$ Cents)	11.0	10.1	9.6%	9.6	14.6%	10.3	10.1	2.6%
RASM (US$ Cents)	11.6	10.5	11.3%	10.2	14.6%	10.9	10.5	4.4%
CASM (US$ Cents)	10.9	9.1	19.9%	9.4	16.7%	10.2	8.9	14.1%
CASM Excl. Fuel (US$ Cents)	6.0	6.2	-4.6%	6.0	0.0%	6.0	6.2	-3.1%
Fuel Gallons Consumed (millions)	71.5	79.3	-9.9%	66.5	7.4%	138.0	160.5	-14.0%
Avg. Price Per Fuel Gallon (US$)	4.14	2.22	86.1%	2.87	44.4%	3.52	2.15	63.7%
Average Length of Haul (miles)	2,034	2,058	-1.2%	2,007	1.4%	2,021	2,062	-2.0%
Average Stage Length (miles)	1,273	1,279	-0.4%	1,298	-1.9%	1,285	1,289	-0.3%
Departures	29,369	32,676	-10.1%	27,190	8.0%	56,559	66,005	-14.3%
Block Hours	95,315	106,425	-10.4%	88,474	7.7%	183,790	216,515	-15.1%
Average Aircraft Utilization (hours) (2)	11.5	11.2	2.4%	11.0	5.0%	11.2	11.4	-1.8%
Operating Revenues (US$ millions)	693.4	645.1	7.5%	571.6	21.3%	1,265.0	1,317.3	-4.0%
Operating Profit (Loss) (US$ millions)	42.3	82.6	-48.8%	44.8	-5.6%	87.0	195.5	-55.5%
Operating Margin	6.1%	12.8%	-6.7 p.p.	7.8%	-1.7 p.p.	6.9%	14.8%	-8.0 p.p.
Net Profit (Loss) (US$ millions)	124.1	50.9	143.9%	19.8	527.9%	143.8	140.3	2.5%
Adjusted Net Profit (Loss) (US$ millions) (1)	13.2	50.9	-74.1%	29.5	-55.3%	42.7	140.3	-69.6%
Basic EPS (US$)	3.01	1.20	151.4%	0.47	540.0%	3.49	3.30	5.7%
Adjusted Basic EPS (US$) (1)	0.32	1.20	-73.3%	0.70	-54.5%	1.04	3.30	-68.7%
Shares for calculation of Basic EPS (000s)	41,212	42,478	-3.0%	42,006	-1.9%	41,212	42,478	-3.0%

(1)	Excludes Special Items. This earnings release includes a reconciliation of non-IFRS financial measures to the comparable IFRS measures.
(2)	Average Aircraft Utilization is calculated based on the Company’s active fleet, excluding aircraft in storage.
(3)	The Company believes that comparisons with 2019 are more relevant than year-over-year comparisons due to the significant impacts in 2020 and 2021 of the COVID-19 pandemic.

MANAGEMENT’S COMMENTS ON 2Q22 RESULTS

Copa Holdings’ second quarter results reflect the impact from the significant increase in jet fuel prices on our operating costs, which was partially offset by higher passenger yields and lower unit costs excluding fuel.

Copa Holdings’ adjusted net profit excluding special items came in at US$13.2 million or US$0.32 per share. These results compare to an adjusted net profit of US$50.9 million or earnings per share of US$1.20 in 2Q19. Special items for the quarter totaled US$110.9 million comprised of an unrealized mark-to-market gain related to the Company’s convertible notes and an unrealized mark-to-market loss related to changes in the value of financial investments. Including special items, the Company reported a net profit of US$124.1 million or US$3.01 per share.

Copa Holdings reported an operating profit of US$42.3 million, and an operating margin of 6.1% for the quarter, compared to an operating profit of US$82.6 million and an operating margin of 12.8% in 2Q19.

The Company operated 96.6% of its 2Q19 ASMs during the quarter, compared to 87.6% of its 1Q19 capacity in 1Q22.

Total revenues for 2Q22 came in at US$693.4 million, or 7.5% higher than 2Q19 revenues. Passenger revenue for 2Q22 came in 5.9% higher than 2Q19, while cargo revenue was 62.4% higher than 2Q19. Yields increased 10.1% to 13.0 cents while load factors decreased 0.4 percentage points to 84.8%, resulting in Revenues per Available Seat Mile (RASM) of 11.6 cents, or 11.3% higher than 2Q19.

Unit cost (CASM) came in at 10.9 cents, an increase of 19.9% compared to 2Q19, driven by a higher fuel cost. Excluding fuel, CASM came in at 6.0 cents, a decrease of 4.6% when compared to 2Q19, while operating at 96.6% of 2Q19 capacity.

The Company ended the quarter with a cash balance of US$1.1 billion, which represents 47% of the last twelve months’ revenues.

The Company has a proven and very strong business model, which is built on operating the best and most convenient network for intra-Latin America travel from its Hub of the Americas® based on Panama’s advantageous geographic position, low unit costs, best on-time performance, and a strong balance sheet. Going forward, the Company expects to leverage its strong balance sheet, leading liquidity position, and lower cost base to continue strengthening its long-term competitive position by implementing initiatives that will further reinforce its network, product, and cost competitiveness.

OUTLOOK FOR 2022

As a result of the current volatility in the economic environment, the Company will provide financial guidance only for the third quarter of 2022 and update its preliminary capacity and CASM ex-fuel guidance for the full-year 2022.

Mainly driven by a quarter-over-quarter increase in unit revenues, the Company expects its operating margin to be within a range of approximately 16% to 18% for 3Q22, or 10 to 12 percentage points higher than 2Q22. The Company expects capacity in 3Q22 to reach approximately 6.4 billion ASMs or 100% of 3Q19 ASMs.

Financial Outlook	3Q22 Guidance	2Q22
Capacity (% of 2019)	~100%	96.6%
Operating Margin	~16-18%	6.1%

Factored in this outlook is a load factor of approximately 86%, Unit Revenues (RASM) of approximately 12.7 cents, unit costs excluding fuel (Ex-Fuel CASM) of approximately 6.0 cents, and an all-in fuel price of US$3.80 per gallon.

For full-year 2022, the Company expects to operate approximately 98% of 2019 ASMs and deliver a CASM ex-fuel of approximately 5.9 cents.

CONSOLIDATED SECOND-QUARTER RESULTS

Operating revenue

Consolidated revenue for 2Q22 totaled US$693.4 million, mainly driven by passenger revenue.

Passenger revenue totaled US$656.9 million, a 5.9% increase compared to the same period in 2019, driven by 10.1% higher yields. The second-quarter results are mostly comprised of flown passenger ticket revenue, passenger-related ancillary revenue, and unredeemed tickets revenue.

Cargo and mail revenue totaled US$26.7 million, a 62.4% increase compared to the same period in 2019, related to higher cargo volumes and yields.

Other operating revenue totaled US$9.7 million, mainly revenues from non-air ConnectMiles partners.

Operating expenses

Fuel totaled US$296.0 million, an increase of 67.0% compared to the same period in 2019, on 9.9% fewer gallons consumed and an 86.1% higher effective fuel price.

Wages, salaries, benefits, and other employee expenses totaled US$89.0 million, representing a 17.9% decrease compared to the same period in 2019, mainly driven by a reduced headcount.

Passenger servicing totaled US$16.1 million, a decrease of 37.0% compared to the same period in 2019, as a result of a simplified onboard product offering due to temporary COVID-19 biosafety protocols.

Airport facilities and handling charges totaled US$47.3 million, an increase of 5.8% compared to the same period in 2019, mostly related to higher airport fees, mainly in the US.

Sales and distribution totaled US$56.2 million, an increase of 9.6% compared to the same period in 2019, due to higher sales compared to 2Q19.

Maintenance, materials, and repairs totaled US$28.3 million, a decrease of 9.4% compared to the same period in 2019, driven by 10.6% fewer flight hours.

Depreciation and amortization totaled US$65.3 million, mostly comprised of owned and leased flight equipment, maintenance events and IT systems amortizations, a decrease of 7.4% compared to 2Q19, mainly due to a reduction in fleet size.

Flight operations mostly related to overflight fees, totaled US$24.1 million, a decrease of 5.4% compared to the same period in 2019, driven by 10.1% fewer departures, partially offset by an increase in overflight fees due to a different fleet and route mix.

Other operating and administrative expenses totaled US$28.9 million, an increase of 2.3% versus 2Q19, mainly comprised of IT systems expenses, aircraft engine rentals, aircraft insurance and cargo expenses, as well as other overhead expenses.

Non-operating Income (Expense)

Consolidated non-operating income (expense) resulted in a net income of US$86.4 million.

Finance cost totaled (US$21.3) million, mostly comprised of convertible notes interest expenses of US$10.5 million, US$7.4 million related to loan interest and commission expenses, and US$1.4 million in interest charges related to operating leases.

Finance income totaled US$3.5 million in proceeds from investments.

Gain (loss) on foreign currency fluctuations totaled (US$6.8) million, mainly driven by the devaluation of the Brazilian real, Colombian peso, and Chilean peso.

Net change in fair value of derivatives totaled a US$113.7 million unrealized mark-to-market gain related to the Company’s convertible notes.

Other non-operating income (expense) totaled (US$2.7) million due to an unrealized mark-to-market loss related to changes in the value of financial investments.

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to countries in North, Central and South America and the Caribbean. For more information visit: www.copaair.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: 011 507 304-2774

www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates, and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve several business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%	Unaudited	Unaudited	%
	2Q22	2Q19	Change	1Q22	Change	YTD22	YTD19	Change
Operating Revenues
Passenger revenue	656,943	620,538	5.9%	541,255	21.4%	1,198,198	1,269,328	-5.6%
Cargo and mail revenue	26,734	16,464	62.4%	21,537	24.1%	48,270	31,780	51.9%
Other operating revenue	9,718	8,100	20.0%	8,790	10.6%	18,508	16,163	14.5%
Total Operating Revenue	693,394	645,102	7.5%	571,582	21.3%	1,264,976	1,317,271	-4.0%

Operating Expenses
Fuel	295,952	177,169	67.0%	191,256	54.7%	487,208	347,332	40.3%
Wages, salaries, benefits and other employees' expenses	88,995	108,342	-17.9%	89,759	-0.9%	178,754	222,004	-19.5%
Passenger servicing	16,074	25,530	-37.0%	15,607	3.0%	31,681	51,101	-38.0%
Airport facilities and handling charges	47,280	44,698	5.8%	45,787	3.3%	93,067	90,060	3.3%
Sales and distribution	56,222	51,289	9.6%	46,033	22.1%	102,255	104,421	-2.1%
Maintenance, materials and repairs	28,311	31,235	-9.4%	23,350	21.2%	51,662	59,282	-12.9%
Depreciation and amortization	65,337	70,549	-7.4%	63,303	3.2%	128,640	138,736	-7.3%
Flight operations	24,068	25,450	-5.4%	22,039	9.2%	46,106	51,325	-10.2%
Other operating and administrative expenses	28,894	28,240	2.3%	29,674	-2.6%	58,568	57,537	1.8%
Total Operating Expense	651,133	562,502	15.8%	526,809	23.6%	1,177,942	1,121,798	5.0%

Operating Profit/(Loss)	42,261	82,601	-48.8%	44,774	-5.6%	87,035	195,474	-55.5%

Non-operating Income (Expense):
Finance cost	(21,270)	(13,573)	56.7%	(20,445)	4.0%	(41,715)	(27,583)	51.2%
Finance income	3,526	6,041	-41.6%	2,545	38.6%	6,071	11,995	-49.4%
Gain (loss) on foreign currency fluctuations	(6,834)	(2,213)	208.8%	2,917	-334.2%	(3,916)	(8,173)	-52.1%
Net change in fair value of derivatives	113,670	-	-100.0%	(6,752)	-1783.6%	106,918	-	-100.0%
Other non-operating income (expense)	(2,717)	(2,115)	28.5%	(2,664)	2.0%	(5,381)	(2,940)	83.0%
Total Non-Operating Income/(Expense)	86,375	(11,859)	-828.3%	(24,398)	-454.0%	61,977	(26,700)	-332.1%

Profit before taxes	128,636	70,742	81.8%	20,376	531.3%	149,012	168,773	-11.7%

Income tax expense	(4,560)	(19,876)	-77.1%	(617)	639.5%	(5,177)	(28,476)	-81.8%

Net Profit/(Loss)	124,076	50,866	143.9%	19,759	527.9%	143,835	140,297	2.5%

EPS
Basic	3.01	1.20	151.4%	0.47	540.0%	3.49	3.30	5.7%

Shares used for calculation:
Basic	41,211,540	42,478,415	-3.0%	42,006,022	-1.9%	41,211,540	42,478,415	-3.0%

Copa Holdings, S. A. and subsidiaries

Consolidated statement of financial position

(US$ Thousands)

	June 2022	December 2021
ASSETS	(Unaudited)
Cash and cash equivalents	134,125	211,081
Short-term investments	801,132	806,340
Total cash, cash equivalents and short-term investments	935,257	1,017,421
	-	-
Accounts receivable, net	155,322	90,618
Accounts receivable from related parties	1,767	1,832
Expendable parts and supplies, net	88,980	74,778
Prepaid expenses	42,029	31,148
Prepaid income tax	15,832	16,938
Other current assets	8,127	6,054
	312,057	221,368
TOTAL CURRENT ASSETS	1,247,314	1,238,789

Long-term investments	140,374	199,670
Long-term prepaid expenses	9,785	6,727
Property and equipment, net	2,755,741	2,512,704
Right of use assets	137,339	166,328
Intangible, net	77,302	81,749
Deferred tax assets	29,874	28,196
Other Non-Current Assets	15,045	14,098
TOTAL NON-CURRENT ASSETS	3,165,461	3,009,472

TOTAL ASSETS	4,412,774	4,248,261

LIABILITIES
Loans and borrowings	148,158	196,602
Current portion of lease liability	75,494	73,917
Accounts payable	142,711	112,596
Accounts payable to related parties	27,400	7,948
Air traffic liability	711,135	557,331
Frequent flyer deferred revenue	100,230	95,114
Taxes Payable	43,650	32,600
Employee benefits obligations	29,933	32,767
Income tax payable	4,993	3,835
Other Current Liabilities	592	786
TOTAL CURRENT LIABILITIES	1,284,295	1,113,496

Loans and borrowings long-term	1,350,239	1,229,031
Lease Liability	72,745	104,734
Net Defined Benefit Liability	7,006	7,670
Derivative financial instruments	161,420	268,338
Deferred tax Liabilities	18,919	18,782
Other long - term liabilities	221,480	206,813
TOTAL NON-CURRENT LIABILITIES	1,831,810	1,835,368

TOTAL LIABILITIES	3,116,105	2,948,864

EQUITY	-	-
Class A - 34,012,213 issued and 28,770,135 outstanding	21,326	21,289
Class B - 10,938,125	7,466	7,466
Additional Paid-In Capital	100,945	98,348
Treasury Stock	(326,239)	(176,902)
Retained Earnings	1,367,868	1,324,022
Net profit	143,835	43,844
Other comprehensive loss	(18,531)	(18,670)

TOTAL EQUITY	1,296,669	1,299,397
TOTAL EQUITY LIABILITIES	4,412,774	4,248,261

Copa Holdings, S. A. and subsidiaries

Consolidated Statement of Cash Flows

For the six months ended June 30,

(In US$ thousands)

	2022	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from (used in) operating activities	327,833	149,669	(56,632)
Cash flow used in investing activities	(262,743)	(119,776)	(48,009)
Cash flow (used in) from financing activities	(142,046)	107,806	253,205
Net (decrease) increase in cash and cash equivalents	(76,956)	137,699	148,564
Cash and cash equivalents at January 1	211,081	119,065	158,733
Cash and cash equivalents at June 30	$134,125	$256,764	$307,297

Short-term investments	801,132	925,680	740,887
Long-term investments	140,374	99,235	95,540
Total cash and cash equivalents and investments at June 30	$1,075,631	$1,281,679	$1,143,724

Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non-IFRS financial measures: Adjusted Operating Profit, Adjusted Net Profit, Adjusted Basic EPS, and Operating CASM Excluding Fuel. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation and should be considered together with comparable IFRS measures, in particular operating profit, and net profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Operating Profit
and Adjusted Net Profit	2Q22	2Q21	1Q22	2Q19

Operating Profit as Reported	$42,261	$8,736	$44,774	$82,601
Subtract: Unredeemed Ticket Revenue provision reversal		$(10,395)
Adjusted Operating Profit	$42,261	$(1,659)	$44,774	$82,601

Net Profit as Reported	$124,076	$28,073	$19,759	$50,866
Subtract: Unredeemed Ticket Revenue provision reversal		$(10,395)
Add: Net change in fair value of derivatives	$(113,670)	$(33,898)	$6,752
Add: Net change in fair value of financial investments	$2,761		$2,979
Adjusted Net Profit	$13,168	$(16,220)	$29,490	$50,866

Reconciliation of Adjusted Basic EPS	2Q22	2Q21	1Q22	2Q19

Adjusted Net Profit	$13,168	$(16,220)	$29,490	$50,866
Shares used for calculation of Basic EPS	41,212	42,651	42,006	42,478
Adjusted Basic Earnings per share (Adjusted Basic EPS)	$0.32	$(0.38)	$0.70	$1.20

Reconciliation of Operating Costs per ASM
Excluding Fuel (CASM Excl. Fuel)	2Q22	2Q21	1Q22	2Q19

Operating Costs per ASM as Reported (in US$ Cents)	10.9	9.0	9.4	9.1
Aircraft Fuel Cost per ASM (in US$ Cents)	5.0	2.5	3.4	2.9
Operating Costs per ASM excluding fuel (in US$ Cents)	6.0	6.6	6.0	6.2